JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 14, 2025

PEI INR Holdings, L.P.
By: Pearl Energy Investment III GP, LP, its general partner

By: Pearl Energy Investment III UGP, LLC, its general partner

/s/ William J. Quinn
Name: William J. Quinn
Title: Authorized Person

Pearl Energy Investments, L.P.
By: Pearl Energy Investment GP, LP, its general partner

By: Pearl Energy Investment UGP, LLC, its general partner

/s/ William J. Quinn
Name: William J. Quinn
Title: Authorized Person

Pearl Energy Investments III, L.P.
By: Pearl Energy Investment III GP, LP, its general partner

By: Pearl Energy Investment III UGP, LLC, its general partner

/s/ William J. Quinn
Name: William J. Quinn
Title: Authorized Person

PEI INR Co-Invest-B Corp.

/s/ William J. Quinn
Name: William J. Quinn
Title: Authorized Person

PEI Infinity-S, LP
By: Pearl Energy Investment III GP, LP, its general partner

By: Pearl Energy Investment III UGP, LLC, its general partner

/s/ William J. Quinn
_____
Name: William J. Quinn
Title: Authorized Person

Pearl Energy Investment III UGP, LLC

/s/ William J. Quinn
_____
Name: William J. Quinn
Title: Authorized Person

Pearl Energy Investment UGP, LLC

/s/ William J. Quinn

_____
Name: William J. Quinn
Title: Authorized Person

/s/ William J. Quinn
_____
Name: William J. Quinn